

EQUITABLE

ADVISORS

Equitable Advisors, LLC's Exemption Report

Equitable Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k)(2):(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year except as described below:

Nature of Exception	Month	Number of Exceptions
Checks forwarded subsequent to noon of the business day following receipt.	Jan	3
	Feb	2
	Mar	1
	Apr	5
	May	0
	Jun	2
	Jul	1
	Aug	1
	Sep	2
	Oct	5
	Nov	0
	Dec	1

1345 Avenue of the Americas, New York, NY 10105 Tel: (212) 314-4600

www.equitable.com



EQUITABLE

ADVISORS

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described below.

Nature of Exception	Month	Number of Exceptions
	Jan	3
	Feb	1
	Mar	4
	Apr	0
	May	2
Checks forwarded subsequent to noon of the business day following receipt.	Jun	1
	Jul	1
	Aug	3
	Sep	0
	Oct	1
	Nov	3
	Dec	5

Equitable Advisors, LLC

I, Candace Scappator, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Candace Scappator

By: _____

Title: Controller, FINOP

1345 Avenue of the Americas, New York, NY 10105 Tel: (212) 314-4600

www.equitable.com